Soleno Therapeutics, Inc. 1235 Radio Road, Suite 110 Redwood City, CA 94065 650-213-8444 Main www.soleno.life

August 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Soleno Therapeutics, Inc. Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendment No. 1 to Form S-1 filed under form type S-1/A (File No. 333- 215856)

Ladies and Gentlemen:

On behalf of Soleno Therapeutics, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On August 18, 2017, the Company filed with the SEC (via EDGAR) Post-Effective Amendment No. 1 to Form S-1 (File No. 333-215856) under form type “S-1/A” (accession no. 0001628280-17-008792) instead of “POS AM”. Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws the Post-Effective Amendment No. 1 to Form S-1 under form type “S-1/A” filed on August 18, 2017. The Company intends to refile the Post-Effective Amendment No. 1 to Form S-1 under form type “POS AM” on or around August 28, 2017 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (650) 353-5146.

Sincerely,

/s/ David O’Toole
Senior Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)